Franklin Infrastructure Solutions Fund

One Madison Avenue

New York, NY 10010

February 13, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Franklin Infrastructure Solutions Fund
Registration Statement on Form N-2
File No. 333-293415

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-2 (File No. 333-293415) filed by Franklin Infrastructure Solutions Fund on February 12, 2026:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Ryan Brizek of Simpson Thacher & Bartlett LLP by telephone at (202) 636-5806 (or by email at ryan.brizek@stblaw.com) or Debra Sutter of Simpson Thacher & Bartlett LLP by telephone at (202) 636-5508 (or by email at debra.sutter@stblaw.com).

Very truly yours,

FRANKLIN INFRASTRUCTURE SOLUTIONS FUND

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Trustee, President and Chief Executive Officer

cc:	Ryan Brizek, Simpson Thacher & Bartlett LLP
Debra Sutter, Simpson Thacher & Bartlett LLP